                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 6)



                           Quorum Health Group, Inc
      -------------------------------------------------------------------
                               (Name of Issuer)



                    Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)



                                   749084109
             -----------------------------------------------------
                                (CUSIP Number)



                           David J. Greenwald, Esq.
                             Goldman, Sachs & Co.
                                85 Broad Street
                           New York, New York 10004
                                (212) 902-1000
                 --------------------------------------------
           (Name, address and telephone number of person authorized
                    to receive notices and communications)


                               October 29, 1996
--------------------------------------------------------------------------------
            (Date of Event which requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box: _____

Check the following box if a fee is being paid with this statement: ____

-----------------
CUSIP NO.
749084109
----------
--------------------------------------------------------------------------------
1.  Name of Reporting Person
    S.S. or  I.R.S. Identification No. of  Above Person

    GS Capital Partners, L.P.
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group

                                                          (a) _____
                                                          (b) _____
--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Source of Funds

--------------------------------------------------------------------------------
5.  Check Box if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6.  Citizenship or place of Organization

      Delaware
--------------------------------------------------------------------------------
Number of       7  Sole Voting Power
Shares
Beneficially             -0-
                -------------------------
Owned By        8  Shared Voting Power
Each
Reporting               11,712
                -------------------------
Person With     9  Sole Dispositive Power

                         -0-
                -------------------------

                10 Shared Dispositive Power

                        11,712
                -------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

                  11,712
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                /    /
                                                               -------
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

                     0.0%
--------------------------------------------------------------------------------
14.  Type of Reporting Person

                     PN
--------------------------------------------------------------------------------

----------------------
CUSIP NO.
 749084109
-----------
--------------------------------------------------------------------------------
1.  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     GS  Advisors, L.P.
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group

                                                     (a) _____
                                                     (b) _____
--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Source of Funds

--------------------------------------------------------------------------------
5.  Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6.  Citizenship or place of Organization


Delaware
-----------------------------------------
Number of       7  Sole Voting Power
Shares
Beneficially               -0-
                   ----------------------
Owned By        8  Shared Voting Power
Each
Reporting                 11,712
                   ----------------------
Person With     9  Sole Dispositive Power

                           -0-
                   ----------------------
               10  Shared Dispositive Power

                          11,712
                   ----------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

         11,712
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                  /     /
                                                                  ------
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

         0.0%
--------------------------------------------------------------------------------
14.  Type of Reporting Person

          PN
--------------------------------------------------------------------------------

------------------------
CUSIP NO.
749084109
----------
--------------------------------------------------------------------------------
1.  Name of Reporting Person
     S.S. or  I.R.S. Identification No. of  Above Person

     Goldman, Sachs & Co.
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group

                                                     (a) _____
                                                     (b) _____
--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Source of Funds

--------------------------------------------------------------------------------
5.  Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6.  Citizenship or place of Organization


New York
-----------------------------------------

Number of       7  Sole Voting Power
Shares
Beneficially             -0-
                   ----------------------
Owned By        8  Shared Voting Power
Each
Reporting           2,249,073
                   ----------------------
Person With     9  Sole Dispositive Power

                          -0-
                   ----------------------
               10  Shared Dispositive Power
                    2,249,073
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
                    2,249,073
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                              /    /
                                                             -------
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

      4.6%
--------------------------------------------------------------------------------
14.  Type of Reporting Person

      BD-PN
--------------------------------------------------------------------------------

----------------------
CUSIP NO.
 749084109
-----------
--------------------------------------------------------------------------------
1.  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     The Goldman Sachs Group, L.P.
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group

                                                             (a) _____
                                                             (b) _____
--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Source of Funds

--------------------------------------------------------------------------------
5.  Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6.  Citizenship or place of Organization


Delaware
-----------------------------------------

Number of       7  Sole Voting Power
Shares
Beneficially       1,228,315
                ------------------------------
Owned By        8  Shared Voting Power
Each
Reporting          2,249,073
                ------------------------------
Person With     9  Sole Dispositive Power
                   1,228,315
                ------------------------------
               10  Shared Dispositive Power
                   2,249,073
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
                   3,477,388
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                     /     /
                                                                     ------
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

       7.1%
--------------------------------------------------------------------------------
14.  Type of Reporting Person

       HC-PN
--------------------------------------------------------------------------------

                               AMENDMENT NO. 6 TO
                                  SCHEDULE 13D
                        RELATING TO THE COMMON STOCK OF
                           QUORUM HEALTH GROUP, INC.

     GS Capital Partners, L.P. ("GSCP"), GS Advisors, L.P. ("GS Advisors, L.P."), Goldman, Sachs & Co. ("Goldman Sachs") and The Goldman Sachs Group, L.P. ("GS Group" and together with GSCP, GS Advisors, L.P. and Goldman Sachs, the "Filing Persons")/*/ hereby amend the statement on Schedule 13D filed with respect to the common stock, par value $.01 per share (the "Common Stock"), of Quorum Health Group, Inc., a Delaware corporation (the "Company"), as most recently amended by Amendment No. 5 thereto dated October 30, 1996 (as amended, the "Schedule 13D"). Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning ascribed to them in the Schedule 13D.

     This Amendment No. 6 is being filed to change the description of the Distribution described in Amendment No. 5 to reflect that GSCP distributed to its partners on a pro rata basis in accordance with its partnership agreement 2,916,204 shares owned by GSCP, and after the Distribution, GSCP owned 46 Shares of Common Stock.

     Item 2 is hereby amended as follows:

     Item 2.  Identity and Background.
              -----------------------

     GS Group and Goldman Sachs may be deemed, for purposes of this Schedule 13D, to own beneficially 2,249,073 shares of Common Stock, including (i) shares of Common Stock owned by certain limited partnerships (the "Other Limited Partnerships") of which affiliates of Goldman Sachs and GS Group are the general partner or the managing general partner, (ii) shares of Common Stock held by Goldman Sachs in connection with its ordinary course trading activities, (iii) shares of Common Stock currently held in managed accounts (the "Managed Accounts") for which Goldman Sachs exercises voting and/or investment authority, and (iv) shares of Common Stock owned by GSCP and shares of Common Stock that may be purchased pursuant to options beneficially owned by GSCP that are currently exercisable or that may be exercised within 60 days (as described in Item 5

--------------------------
/*/ Neither the present filing nor anything contained herein shall be construed as an admission that Goldman Sachs, GS Group or any of the partnerships constitute a "person" for any purpose other than Section 13(d) of the Securities Exchange Act of 1934.

below). In addition, GS Group beneficially owns 1,228,315 shares of Common Stock, including the shares of Common Stock received by it in connection with the Distribution described in Item 4 below and shares of Common Stock that may be purchased pursuant to options beneficially owned by GS Group that are currently exercisable (as described in Item 5 below). Goldman Sachs and GS Group each disclaims beneficial ownership of shares of Common Stock (i) owned by the Other Limited Partnerships and GSCP to the extent of partnership interests in the Other Limited Partnerships and GSCP held by persons other than Goldman Sachs, GS Group or their affiliates and (ii) held in Managed Accounts.

     Item 3 is hereby amended as follows:

     Item 3.  Source and Amount of Funds or Other Consideration.
              -------------------------------------------------

     See Schedule IV hereto for transactions in the Common Stock which have been effected since October 29, 1996, the date through which transactions were disclosed in Amendment No. 5 to this Schedule 13D. The total consideration (exclusive of commissions) for shares of Common Stock purchased since October 29, 1996 is $9,700,098. All such transactions were effected in the ordinary course of business of Goldman Sachs. Funds for the purchases made in ordinary course trading activities by Goldman Sachs came from working capital. Funds for the purchase of shares of Common Stock held in Managed Accounts came from client funds. No consideration was paid by any distributee in connection with the Distribution described in Item 4 below.

     Item 4 is hereby amended as follows:

     Item 4.  Purpose of the Transaction.
              --------------------------

     On October 29, 1996, GSCP distributed (the "Distribution") 2,916,204 shares of Common Stock owned by GSCP to its partners on a pro rata basis in accordance
                                                   --- ----
with GSCP's partnership agreement. The shares distributed to the partners (other than the partners, if any, who are

"affiliates" of the Company (as such term is defined under the Securities Act)) are salable without registration under the Securities Act and without regard to the requirements of Rule 144 under the Securities Act, and the shares distributed to any partner which is an affiliate of the Company are salable pursuant to Rule 144. In order to avoid distribution of fractional shares, GSCP retained 46 shares of Common Stock.

     Item 5 is hereby amended as follows:

     Item 5.  Interest in Securities of the Issuer.
              ------------------------------------

     As described in Item 4 above, on October 29, 1996, GSCP distributed shares of Common Stock owned by GSCP to its partners on a pro rata basis in accordance with GSCP's partnership agreement. As of November 5, 1996, GSCP beneficially owned and GS Advisors, L.P. may be deemed to beneficially own 11,712 shares of Common Stock, representing less than 1% of the outstanding shares of Common Stock, including 11,666 shares of Common Stock that may be purchased pursuant to options that are currently exercisable or that may be exercised within 60 days. These options were issued by the Company to an officer of Goldman Sachs in his capacity as a director of the Company. This officer has an agreement with Goldman Sachs pursuant to which he holds the options for the benefit of GSCP, and such options may therefore be deemed to be beneficially owned by GSCP and GS Advisors, L.P. As of November 5, 1996, Goldman Sachs may be deemed to beneficially own a total of 2,249,073 shares of Common Stock (representing approximately 4.6% of the Common Stock reported to be outstanding (as indicated in the Company's Form 10-K for the fiscal year ended June 30, 1996)), including 546,252 shares owned by the Other Limited Partnerships, 104 shares of Common Stock held by Goldman Sachs in connection with its ordinary course trading activities, 1,691,005 shares held in Managed Accounts and 11,712 shares beneficially owned by GSCP as described above. GS Group may be deemed to beneficially own the 2,249,073 shares of Common Stock beneficially owned by Goldman Sachs. As of November 5, 1996, GS Group also beneficially owned 1,227,482 shares of Common Stock it received in the Distribution and 833 shares of Common Stock that may be purchased pursuant to options that are currently exercisable. These options were issued by the Company to an officer of Goldman Sachs in his capacity as a director of the Company. This officer has an agreement with GS Group pursuant to which he holds these options for the benefit of GS Group, and such options may therefore be deemed to be beneficially owned by GS Group. Accordingly, as of November 5, 1996, GS Group may be deemed to beneficially own an aggregate of 3,477,388 shares of Common Stock (representing approximately 7.1% of the Common Stock reported to be outstanding (as indicated in the Company's Form 10-K for the fiscal year ended June 30, 1996)). Goldman Sachs and GS Group each disclaims beneficial ownership of shares of Common Stock (i) owned by the Other Limited Partnerships and GSCP to the extent of partnership interests in the Other Limited Partnerships and GSCP held by persons other than Goldman Sachs, GS Group or their affiliates and (ii) held in Managed Accounts. None of the Filing Persons and, to the knowledge of each of the Filing Persons, none of the Other Limited Partnerships that is not a Filing Person beneficially owns any shares of Common Stock other than as set forth herein.

       (b) Each Filing Person has the power to vote or to direct the vote and to dispose or to direct the disposition of shares of Common Stock beneficially owned by such Filing Person as indicated in pages 2 through 5 above.

       (c) See Schedule IV hereto for transactions in the Common Stock which have been effected since October 29, 1996, the date through which transactions were disclosed in Amendment No. 5 to this Schedule 13D. All such transactions were effected in the ordinary course of business of Goldman Sachs. The transactions in Common Stock described in Schedule IV were effected on the NASDAQ National Market. The total consideration (exclusive of commissions) for shares of Common Stock purchased since October 29, 1996 is $9,700,098.

       (e) On October 29, 1996, each of GSCP, GS Advisors, L.P. and Goldman Sachs ceased to be the beneficial owner of more than 5% of the Common Stock.

                                   SIGNATURE
                                   ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  GS CAPITAL PARTNERS, L.P.
                                  By:  GS Advisors, L.P., its general partner
                                  BY:  GS Advisors, Inc., its general partner

                                  By: /s/  Richard A. Friedman
                                      ------------------------------------------
                                  Name:   Richard A. Friedman
                                  Title:  President

Dated:  November 6, 1996

                                   SIGNATURE
                                   ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  GS ADVISORS, L.P.
                                  BY:  GS Advisors, Inc., its general partner

                                  By: /s/  Richard A. Friedman
                                      ------------------------------------------
                                  Name:   Richard A. Friedman
                                  Title:  President

Dated:  November 6, 1996

                                   SIGNATURE
                                   ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  GOLDMAN, SACHS & CO.

                                  By: /s/  Richard A. Friedman
                                      ------------------------------------------
                                  Name:   Richard A. Friedman
                                  Title:  Partner

Dated:  November 6, 1996

                                   SIGNATURE
                                   ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  THE GOLDMAN SACHS GROUP, L.P.

                                  By: /s/  Richard A. Friedman
                                      ------------------------------------------
                                  Name:   Richard A. Friedman
                                  Title:  Partner

Dated:  November 6, 1996

                                  SCHEDULE IV
                                  -----------

                           Quorum Health Group, Inc.
                              Cusip: 749084-10-9

 Reference No.  Purchase        Sale       Price      Td Date    Sttle. Date
 1031-143032-12                 9,190      26 7/8   31-Oct-96     5-Nov-96
 1030-016783-13                 2,500      27 1/4   30-Oct-96     4-Nov-96
 1030-016784-13                 7,500      27 1/4   30-Oct-96     4-Nov-96
 1030-017047-13      2,976                 27 5/8   30-Oct-96     4-Nov-96
 1030-017048-13      7,000                 27 1/2   30-Oct-96     4-Nov-96
 1030-017049-13      1,000                 27 3/8   30-Oct-96     4-Nov-96
 1030-017050-13      1,000                 27 1/4   30-Oct-96     4-Nov-96
 1030-017051-13     11,000                     27   30-Oct-96     4-Nov-96
 1030-017134-13      3,785                 27 1/2   30-Oct-96     4-Nov-96
 1030-017135-13      1,000                 27 3/8   30-Oct-96     4-Nov-96
 1030-017136-13      1,000                 27 1/4   30-Oct-96     4-Nov-96
 1030-017137-13      8,000                     27   30-Oct-96     4-Nov-96
 1030-017151-13     22,976               27  1/16   30-Oct-96     4-Nov-96
 1030-017324-13                 2,500      27 1/4   30-Oct-96     4-Nov-96
 1030-020461-12      1,000                 27 3/4   30-Oct-96     4-Nov-96
 1030-021971-12                   700      27 3/4   30-Oct-96     4-Nov-96
 1030-021972-12                 2,500      27 3/4   30-Oct-96     4-Nov-96
 1030-021984-12                 1,000      27 3/4   30-Oct-96     4-Nov-96
 1030-021989-12                 1,000      27 3/4   30-Oct-96     4-Nov-96
 1030-022126-12                 5,000      27 3/4   30-Oct-96     4-Nov-96
 1030-022376-12                 3,500      27 5/8   30-Oct-96     4-Nov-96
 1030-022385-12                 1,000      27 5/8   30-Oct-96     4-Nov-96
 1030-022392-12                 1,000      27 5/8   30-Oct-96     4-Nov-96
 1030-022417-12                 5,000      27 1/2   30-Oct-96     4-Nov-96
 1030-022423-12                 1,000      27 1/2   30-Oct-96     4-Nov-96
 1030-022431-12                 1,000      27 1/2   30-Oct-96     4-Nov-96
 1030-022432-12                 1,000      27 1/2   30-Oct-96     4-Nov-96
 1030-022507-12                 1,000      27 3/8   30-Oct-96     4-Nov-96
 1030-022514-12                 1,000      27 1/4   30-Oct-96     4-Nov-96
 1030-022519-12                 5,000      27 1/4   30-Oct-96     4-Nov-96
 1030-022534-12                 1,000      27 1/4   30-Oct-96     4-Nov-96
 1030-022538-12                 1,000      27 1/4   30-Oct-96     4-Nov-96
 1030-022741-12                 1,000      27 1/4   30-Oct-96     4-Nov-96
 1030-022862-12                10,000    27  3/16   30-Oct-96     4-Nov-96
 1030-022965-12                 5,000    27  3/16   30-Oct-96     4-Nov-96
 1030-023527-12                 1,000    27  3/16   30-Oct-96     4-Nov-96
 1030-023530-12                 3,000    27  3/16   30-Oct-96     4-Nov-96
 1030-024128-12                 1,000      27 1/4   30-Oct-96     4-Nov-96
 1030-100787-13                50,000      27 1/4   30-Oct-96     4-Nov-96
 1030-112522-13     11,488                 27 1/8   30-Oct-96     4-Nov-96
 1030-260588-13      6,892                27  1/8   30-Oct-96     4-Nov-96
 1030-270621-13     10,000                 27.438   30-Oct-96     4-Nov-96
 1030-300784-13      1,000               27  5/16   30-Oct-96     4-Nov-96
 1030-300785-13      1,000               27  3/16   30-Oct-96     4-Nov-96
 1030-300786-13      2,595               26 15/16   30-Oct-96     4-Nov-96

                           Quorum Health Group, Inc.
                              Cusip: 749084-10-9

 Reference No.  Purchase        Sale       Price      Td Date    Sttle. Date
 1031-016610-13                 2,500      27 1/4   31-Oct-96     5-Nov-96
 1031-016611-13                 1,000      27 1/4   31-Oct-96     5-Nov-96
 1031-016612-13                 1,000      27 1/4   31-Oct-96     5-Nov-96
 1031-016613-13                 1,000      27 1/4   31-Oct-96     5-Nov-96
 1031-016614-13                 1,000      27 1/4   31-Oct-96     5-Nov-96
 1031-016615-13                 1,000      27 1/4   31-Oct-96     5-Nov-96
 1031-016819-13                   308      27.455   31-Oct-96     5-Nov-96
 1031-021311-12                 5,000      27 1/8   31-Oct-96     5-Nov-96
 1031-023823-12      1,200                 26 7/8   31-Oct-96     5-Nov-96
 1031-024131-12      1,300                 26 7/8   31-Oct-96     5-Nov-96
 1031-024136-12      2,000                 26 7/8   31-Oct-96     5-Nov-96
 1031-024494-12      2,000                 26 7/8   31-Oct-96     5-Nov-96
 1031-025529-12      1,400                     27   31-Oct-96     5-Nov-96
 1031-025536-12      1,000                     27   31-Oct-96     5-Nov-96
 1031-105500-13      1,000                 27 1/8   31-Oct-96     5-Nov-96
 1031-105501-13     22,500                 27 1/8   31-Oct-96     5-Nov-96
 1031-105502-13      1,500                 27 1/8   31-Oct-96     5-Nov-96
 1031-105529-13                10,000      26 7/8   31-Oct-96     5-Nov-96
 1031-120041-13      9,190               27  3/16   31-Oct-96     5-Nov-96
 1031-143032-13      9,190                 26 7/8   31-Oct-96     5-Nov-96
 1031-206240-13                 8,000      26 7/8   31-Oct-96     5-Nov-96
 1031-206241-13                   200      26 7/8   31-Oct-96     5-Nov-96
 1031-206242-13                   500      26 7/8   31-Oct-96     5-Nov-96
 1031-206243-13                 1,300      26 7/8   31-Oct-96     5-Nov-96
 1031-206594-13      5,000                 27 1/8   31-Oct-96     5-Nov-96
 1031-206633-13                 1,500      26 7/8   31-Oct-96     5-Nov-96
 1031-206634-13                 1,900      26 7/8   31-Oct-96     5-Nov-96
 8031-334104-13      1,488                 27 1/8   31-Oct-96     5-Nov-96
 1101-001145-13                 8,000      26 7/8    1-Nov-96     6-Nov-96
 1101-001146-13                 1,000      26 7/8    1-Nov-96     6-Nov-96
 1101-001147-13                 1,000      26 7/8    1-Nov-96     6-Nov-96
 1101-001148-13                   500      26 7/8    1-Nov-96     6-Nov-96
 1101-022847-12      5,000                 26 3/4    1-Nov-96     6-Nov-96
 1101-022848-12      1,000                 26 3/4    1-Nov-96     6-Nov-96
 1101-022898-12                 1,000      26 3/8    1-Nov-96     6-Nov-96
 1101-022983-12        800                 26 1/4    1-Nov-96     6-Nov-96
 1101-023171-12      1,500                 26 1/8    1-Nov-96     6-Nov-96
 1101-023570-12      5,000                 26 1/4    1-Nov-96     6-Nov-96
 1101-023591-12      5,000                 26 1/4    1-Nov-96     6-Nov-96
 1101-025320-12        600                 26 1/4    1-Nov-96     6-Nov-96
 1101-025321-12        500               26  5/16    1-Nov-96     6-Nov-96
 1101-025328-12      1,000                 26 3/8    1-Nov-96     6-Nov-96
 1101-025378-12      1,000                 26 1/2    1-Nov-96     6-Nov-96
 1101-025472-12        400                 26 1/2    1-Nov-96     6-Nov-96
 1101-105665-13                77,500     26.6008    1-Nov-96     6-Nov-96
 1101-110299-13      6,600                 26 1/2    1-Nov-96     6-Nov-96
 1101-111074-13                12,000      26 1/2    1-Nov-96     6-Nov-96
 1101-190395-13                22,100      26 3/8    1-Nov-96     6-Nov-96
 1101-190396-13                   600      26 3/8    1-Nov-96     6-Nov-96
 1101-190397-13                 1,400      26 3/8    1-Nov-96     6-Nov-96

                           Quorum Health Group, Inc.
                              Cusip: 749084-10-9

 Reference No.  Purchase        Sale       Price      Td Date    Sttle. Date
 1101-190398-13                 3,400      26 3/8    1-Nov-96     6-Nov-96
 1101-190519-13      5,000                 26 3/4    1-Nov-96     6-Nov-96
 1101-190606-13     10,000                 26 1/4    1-Nov-96     6-Nov-96
 1101-266116-13                 2,000      26 7/8    1-Nov-96     6-Nov-96
 1101-274274-13     40,000                 26 1/2    1-Nov-96     6-Nov-96
 1101-274780-13     17,100                 26 1/4    1-Nov-96     6-Nov-96
 1101-280432-13      9,190                 26 5/8    1-Nov-96     6-Nov-96
 1101-300876-13     13,890                 26 3/4    1-Nov-96     6-Nov-96
 1104-022864-12      1,000                 26 3/8    4-Nov-96     7-Nov-96
 1104-022865-12      1,000                 26 3/8    4-Nov-96     7-Nov-96
 1104-023924-12      1,532                 26 1/4    4-Nov-96     7-Nov-96
 1104-023928-12                 1,000      26 5/8    4-Nov-96     7-Nov-96
 1104-023929-12                 1,000      26 5/8    4-Nov-96     7-Nov-96
 1104-023961-12                 1,000      26 5/8    4-Nov-96     7-Nov-96
 1104-024227-12                 1,000      26 1/2    4-Nov-96     7-Nov-96
 1104-024233-12                 1,000      26 1/2    4-Nov-96     7-Nov-96
 1104-024374-12      1,000                     26    4-Nov-96     7-Nov-96
 1104-024441-12                 3,000    26  9/16    4-Nov-96     7-Nov-96
 1104-024446-12                 1,000    26  9/16    4-Nov-96     7-Nov-96
 1104-024448-12                   700    26  9/16    4-Nov-96     7-Nov-96
 1104-105231-13                 7,300      26 1/2    4-Nov-96     7-Nov-96
 1104-105232-13                 2,800      26 1/2    4-Nov-96     7-Nov-96
 1104-105233-13                 1,000      26 1/2    4-Nov-96     7-Nov-96
 1104-105460-13                25,000      26 1/4    4-Nov-96     7-Nov-96
 1104-190220-13                10,000      26 3/8    4-Nov-96     7-Nov-96
 1104-190221-13                   700      26 3/8    4-Nov-96     7-Nov-96
 1104-190222-13                   300      26 3/8    4-Nov-96     7-Nov-96
 1104-190223-13                 1,500      26 3/8    4-Nov-96     7-Nov-96
 1104-266068-13      1,700                 26 1/4    4-Nov-96     7-Nov-96
 1104-274203-13     30,000                 26.292    4-Nov-96     7-Nov-96
 1104-274207-13      5,000                 26 1/2    4-Nov-96     7-Nov-96
 1104-304053-13     10,000                 26 1/2    4-Nov-96     7-Nov-96
 1105-334016-13      6,000                     26    4-Nov-96     7-Nov-96
 1105-334017-13      5,500                 26 1/8    4-Nov-96     7-Nov-96
 1105-334018-13      5,500                 26 3/8    4-Nov-96     7-Nov-96
 1105-334019-13      5,976                 26 3/8    4-Nov-96     7-Nov-96
 1105-022356-12                 2,500      25 7/8    5-Nov-96     8-Nov-96
 1105-022380-12                   500      25 7/8    5-Nov-96     8-Nov-96
 1105-022381-12                 2,500      25 7/8    5-Nov-96     8-Nov-96
 1105-022426-12                 2,500      25 7/8    5-Nov-96     8-Nov-96
 1105-022637-12                   600      25 7/8    5-Nov-96     8-Nov-96
 1105-022904-12      1,000                 25 7/8    5-Nov-96     8-Nov-96
 1105-023468-12                 2,000          26    5-Nov-96     8-Nov-96
 1105-023469-12                   500          26    5-Nov-96     8-Nov-96
 1105-023472-12                 2,000          26    5-Nov-96     8-Nov-96
 1105-023536-12                 1,000          26    5-Nov-96     8-Nov-96
 1105-023537-12                   800          26    5-Nov-96     8-Nov-96
 1105-025246-12                 3,500          26    5-Nov-96     8-Nov-96
 1105-025354-12                 3,500          26    5-Nov-96     8-Nov-96
 1105-190803-13      2,500                 25 3/4    5-Nov-96     8-Nov-96

                           Quorum Health Group, Inc.
                              Cusip: 749084-10-9

 Reference No.  Purchase        Sale       Price      Td Date    Sttle. Date
 1105-190804-13      2,500                 25 7/8    5-Nov-96     8-Nov-96
 1105-190805-13      2,500                     26    5-Nov-96     8-Nov-96
 1105-286081-13      4,595                 25 5/8    5-Nov-96     8-Nov-96